With 8.34% Gross Return for 2011, HIT Again Beats Benchmark for 19th Consecutive Calendar Year
Superior Performance, Significant Job Generation Attract Strong Investment from Participants

During a year of market uncertainty and persistent volatility in which many fixed-income investments underperformed the benchmark, the AFL-CIO Housing Investment Trust (HIT) once again turned in a strong performance. The HIT outperformed the Barclays Capital Aggregate Bond Index on both a gross and net basis.  This marks the 19th consecutive calendar year in which the HIT’s gross returns have exceeded the benchmark, with the HIT’s net returns exceeding those of the benchmark for 12 of those years.

The HIT’s strategy of emphasizing high credit quality multifamily investments, including construction-related securities, resulted in superior risk-adjusted returns for 2011 and continues to provide diversification benefits for the HIT’s investors.  For the one-year period ending December 31, 2011, the HIT’s gross return of 8.34% exceeded the benchmark’s 7.84% by 50 basis points, and the HIT’s net return of 7.86% exceeded the benchmark by 2 basis points.

The HIT committed $291 million in financing in 2011 for multifamily projects with total development value of $508 million. These investments should help the HIT maintain its competitive performance while generating approximately 2,500 union construction jobs.

The HIT’s consistent competitive performance and its job-creating investments across the country have stimulated investor confidence and attracted $347 million in new capital from participants during 2011. This included $187 million in new investments and a dividend reinvestment rate of nearly 90%.

Eighteen new participants invested in the HIT during 2011, the highest number in any calendar year since 1998.  Over the past three years, the HIT has raised over $1 billion of new capital from participants.

“The strong growth that the HIT experienced over the past year is evidence of the HIT’s appeal to investors who are seeking competitive returns generated by a prudent strategy with an emphasis on capital preservation,” said Chang Suh, HIT Executive Vice President and Chief Portfolio Manager. “The HIT may also be appealing to investors who appreciate the good jobs, housing, and community development that our investments generate.”

For the 1-, 3-, 5-, and 10-year periods ended December 31, 2011, the HIT’s net returns were 7.86%, 6.76%, 6.45%, and 5.89%, respectively. The performance data quoted represents past performance and is no guarantee of future results. Periods over one year are annualized. Investment results and principal value will fluctuate so that units in the HIT, when redeemed, may be worth more or less than the original cost. The HIT’s current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end is available from the HITs website at www.aflcio-hit.com.